

December 6, 2010

Mr. David Brunton
Chief Financial Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

      Re: Neonode Inc.
              Form 10-K for fiscal year ended December 31, 2009
              Filed March 29, 2010, as amended May 12, 2010
              File No. 000-08419

We have reviewed your response submitted on November 29, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our comment one in our letter dated November 18, 2010, stating that you are required to defer revenue earned from your technology license agreements until such time as the initial warranty period expires. In addition, we note your discussion on page 33 of your Form 10-Q/A filed on November 22, 2010 stating that you are deferring the technology license fee revenue related to the initial purchase order for $475,000 touch screen licenses until the 180-day warranty period lapses. Please tell us whether this initial purchase order with the Original Equipment Manufacturer (OEM) is a firm commitment and describe when you expect sales to begin pursuant to this order. If the purchase order is only in the initial stages and no actual sales have taken place, please revise your Form 10-Q/A appropriately.

2. We note your response to our comment one in our letter dated November 18, 2010 stating your position in the optical touch screen market is significant when compared to your competitors. In future filings, supplement your disclosure related to the current competition in touch screen technologies with a specific discussion related to your

competitive position in the optical touch screen market. Please identify your main competitors and your methods of competition.

3. In future filings, provide disclosure related to your dependence on a few customers. See Item 101(h)(4)(vi) of Regulation S-K. We note your disclosure in your response letter and in your most recent Form 10-Q that as of September 30, 2010, you currently only have three signed technology license agreements with customers. Please also identify in future filings all customers that account for more than 10% of your annual revenues and file copies of any agreements with these customers as exhibits to your periodic reports. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Steve Kronengold, Esq.
          Via Facsimile: +972-8-936-6000